Mail Stop 4561

July 12, 2006

Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

      Re: Trend Micro Incorporated
              Form 20-F for Fiscal Year Ended December 31, 2004
              File No. 333-10486

Dear Mr. Negi:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief